101 Constitution Avenue, NW

Washington, DC 20080

www.wglholdings.com

Vincent L. Ammann, Jr.

Senior Vice President and

Chief Financial Officer

(202) 624-6737

(202) 842-2880 FAX

Vincent.Ammann@washgas.com

VIA EDGAR SUBMISSION

September 8, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3
Washington Gas Light Company
File No. 333-206576

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Washington Gas Light Company (the “Company”) hereby requests acceleration of the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at 4:00 p.m. on September 10, 2015, or as soon thereafter as practicable.

In requesting this acceleration, the Company acknowledges that

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of the effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Blaise Brennan at (202) 624-6701 or by email at bbrennan@washgas.com with any questions you may have concerning this request. In addition, please notify Mr. Brennan when this request for acceleration has been granted.

Sincerely yours,

/s/ Vincent L. Ammann, Jr.

Vincent L. Ammann, Jr.
Senior Vice President and Chief Financial Officer